December 6, 2005

via U.S. mail and facsimile

David Bennett, Chief Executive Officer
Bio Solutions Manufacturing, Inc
1161 James Street
Hattiesburg, MS 39401

	Re:	Item 4.02 Form 8-K
	Filed:	December 2, 2005
	File No. 1-32044


Dear Mr. Bennett:

	We have reviewed your Item 4.02 Form 8-K and have the following comments.

1. We note that you intend to file restated quarterly information. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.
2. Please amend your report to include a brief description of the facts underlying the conclusion to the extent known to you at the time of filing, which is information required by Item 4.02(a) of Form
8-K.  You should file your amendment as a Form 8-K/A with the Item
4.02 designation.

*    *    *    *

      Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3768.


							Sincerely,


							John Cash
							Accounting Branch Chief
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David Bennett
Bio Solutions Manufacturing, Inc.
December 6, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE